May 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Joel Parker
Rucha Pandit
Lilyanna Peyser

Re:	JIADE LIMITED
Registration Statement on Form F-1, as amended (File No. 333-276283)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Jiade Limited (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m., Eastern Time, on May 14, 2024, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, WESTPARK CAPITAL, INC. As representatives of the several underwriters listed in Exhibit A to the Underwriting Agreement

JIADE LIMITED

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Chief Operating Officer

cc:	Ying Li, Esq. Kanxian Ding, Esq.
Hunter Taubman Fischer & Li LLC Mark Li, Esq. Jonathan (Xiaochun).Jiang, Esq. Magstone Law LLP